EXHIBIT 99.2

Mogo Finance Technology Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	March 31, 2019	December 31, 2018
Assets		(audited)
Cash	16,275	20,439
Loans receivable (Note 4)	89,169	86,347
Prepaid expenses, deposits and other assets	4,064	3,501
Deferred cost (Note 6)	239	273
Property and equipment (Note 7)	2,367	3,016
Right-of-use assets (Note 3)	6,608	-
Intangible assets (Note 8)	19,492	18,658
	138,214	132,234
Liabilities
Accounts payable and accruals	11,441	10,624
Lease liabilities (Note 3)	6,939	-
Credit facilities (Note 9)	78,010	75,934
Debentures (Note 10)	41,703	41,625
Convertible debentures (Note 11)	11,962	11,781
Derivative financial liability (Note 14d)	1,003	964
	151,058	140,928
Shareholders’ Equity (Deficit)
Share capital (Note 14a)	76,043	75,045
Contributed surplus	6,902	7,045
Deficit	(95,789)	(90,784)
	(12,844)	(8,694)
	138,214	132,234

Approved on Behalf of the Board

Signed by “Greg Feller”                , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

 (Expressed in thousands of Canadian Dollars)

	For the three months ended March 31,
	2019	2018
Revenue
Subscription and services	8,333	4,970
Interest revenue	8,018	5,418
Loan fees	-	3,945
	16,351	14,333
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	4,063	3,628
Transaction costs	1,628	1,334
	5,691	4,962
Gross profit	10,660	9,371
Operating expenses
Technology and development	4,350	3,206
Marketing	1,656	2,354
Customer service and operations	1,973	2,058
General and administration	2,893	2,833
Total operating expenses	10,872	10,451
Loss from operations	(212)	(1,080)
Other expenses
Credit facility interest expense (Note 9)	2,658	1,972
Debenture and other interest expense (Note 3,10,11)	2,039	2,111
Unrealized exchange (gain) loss	(128)	221
Unrealized loss (gain) on derivative liability (Note 14d)	39	(1,554)
Other one-time expenses (Note 7)	185	120
	4,793	2,870
Loss and comprehensive loss	(5,005)	(3,950)

Loss per share
Basic and fully diluted	(0.214)	(0.174)
Weighted average number of basic and fully diluted common shares (in 000’s)	23,384	22,643

The accompanying notes are an integral part of these financial statements.

3

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

 (Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(3,950)	(3,950)
Shares issued – convertible debentures (Note 11)	399	1,865	(132)	-	1,733
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	292	-	292
Options exercised	2	9	(3)	-	6
Amortization of warrants	-	-	13	-	13
Balance, March 31, 2018	22,676	73,225	6,203	(72,712)	6,716

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	75,045	7,045	(90,784)	(8,694)
Loss and comprehensive loss	-	-	-	(5,005)	(5,005)
Stock based compensation	-	-	259	-	259
Options and Restricted share units (“RSUs”) exercised	295	998	(436)	-	562
Amortization of warrants	-	-	34	-	34
Balance, March 31, 2019	23,522	76,043	6,902	(95,789)	(12,844)

The accompanying notes are an integral part of these financial statements.

4

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Three months ended March 31,
	2019	2018
Cash provided by (used in) the following activities:
Operating activities
Loss and comprehensive loss	(5,005)	(3,950)
Items not affecting cash:
Depreciation and amortization	2,191	1,091
Amortization of deferred finance costs	122	103
Accretion of convertible debentures	180	181
Other one-time expenses	102	-
Provision for loan losses	4,513	4,100
Stock based compensation expense	259	292
Unrealized loss (gain) on derivative liability	39	(1,554)
Unrealized foreign exchange (gain) loss	(128)	221
	2,273	484
Changes in working capital accounts
Net issuance of loans receivable	(7,335)	(6,954)
Investment tax credits	-	343
Prepaid expenses, deposits and other assets	(490)	(115)
Accounts payable and accruals	1,070	(939)
Net cash used in operating activities	(4,482)	(7,181)
Investing activities
Purchases of property and equipment	(49)	(60)
Investment in intangible assets	(2,123)	(1,432)
Net cash used in investing activities	(2,172)	(1,492)

Financing activities
Lease liability – principal payment	(247)	-
Net advances from debentures	222	-
Net advances from credit facilities	1,954	3,807
Options exercised	561	6
Net cash provided by financing activities	2,490	3,813

Increase (decrease) in cash resources	(4,164)	(4,860)
Cash, beginning of period	20,439	40,560
Cash, end of period	16,275	35,700

The accompanying notes are an integral part of these financial statements.

5

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

1.	Nature of operations Mogo Finance Technology Inc. (“Mogo” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company’s registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the NASDAQ Stock Market under the symbol “MOGO”.

Mogo — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account.

2.

Basis of presentation

Statement of compliance These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2018. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at March 31, 2019.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements for the three months ended March 31, 2019 and March 31, 2018 were authorized for issue by the Board of Directors on May 14, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional currency.

Basis of consolidation The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

6

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

2.	Basis of presentation (Continued from previous page)

Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2018, including the measurement of expected credit losses under IFRS 9.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018, except for the new policies and adoption of new standards effective as of January 1, 2019.

Commencing January 1, 2019, the Company applied for the first time, IFRS 16, Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Certain other IFRS amendments and interpretations became effective on January 1, 2019, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Recent IFRS standards adopted in 2019

IFRS 16, Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, and other related Standard Interpretations Committee (“SIC”) interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and require lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The lessor will continue to classify any leases as either an operating or finance lease using similar principles as IAS 17. Therefore, IFRS 16 did not have any material impacts for leases where the Company is the lessor.

On adoption of IFRS 16, the Company recognised a lease liability in relation to property leases which had previously been classified as ‘operating leases’ under the principal of IAS 17. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments discounted at 6%, which reflects the lessee’s incremental borrowing rate to finance the purchase of similar property. The Company has applied IFRS 16 using the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16, if any, is recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method using the practical expedient available the Company has recognized the right of use asset equal to the lease liability less any lease incentives received.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

March 31, 2019
Operating lease commitments disclosed as at December 31, 2018	2,362
Incremental borrowing rate as at January 1, 2019	6.0%
Discounted operating lease commitments at January 1, 2019	2,180
Add:
Finance lease liabilities recognized as at the date of initial application	5,006
Lease liability recognized as at January 1, 2019	7,186

The additional $5,006 of finance lease liabilities recognized represent lease payments arising from lease extension options for which the Company has no contractual commitment to exercise, but is reasonably certain to do so.

The right-of-use assets associated with these property leases were initially measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to those leases recognized in the consolidated statement of financial position as at December 31, 2018.

7

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the Standard:

-	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

-	reliance on previous assessments on whether leases are onerous;

-	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short term leases; and

-	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessments previously made in applying IAS 17 and IFRIC 4.

Based on the foregoing, as at January 1, 2019:

-	Right-of-use assets of $6,844 were recognized and presented separately in the interim condensed consolidated statement of financial position.

-	Lease liabilities of $7,186 were recognized and presented separately in the interim condensed consolidated statement of financial position.

-	Lease inducement of $223 related to previous operating leases were derecognized.

Summary of new accounting policies

The Company has adopted the following new accounting policies upon implementation of IFRS 16 on January 1, 2019:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight line basis over its lease term. Right-of-use assets are subject to evaluation of potential impairment.

Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment include fixed payments (including in-substance fixed payments) . The lease payments also include the exercise price of purchase options, if any, reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payment that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

8

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Summary of new significant judgements

Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of one to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. The Company included the renewal period as part of the lease term for substantially all of its property leases due to the significance of these assets to its operations.

Amount recognized in the statement of financial position and statements of comprehensive loss

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the three month period ended March 31, 2019.

	Right-of-use assets (Leased Properties)	Lease liabilities
As at January 1, 2019	6,844	7,186
Depreciation expense	(236)	-
Interest expense	-	70
Payments	-	(317)
As at March 31, 2019	6,608	6,939

Depreciation of right-of-use assets is included in general and administration expenses. Interest expense related to lease liabilities is included in debenture and other interest expense.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans with terms of one year or less, while non-current loans are those with terms exceeding one year. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. The breakdown of the Company’s gross loans receivable as at March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
Current	64,858	62,439
Non-Current	39,813	39,317
	104,671	101,756

9

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

	As at March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Not past due	90,081	-	21	90,102
1-30 days past due	3,011	-	327	3,338
31-60 days past due	-	1,639	429	2,068
61-90 days past due	-	1,426	487	1,913
91+ days past due	-	-	7,250	7,250
Gross loans receivable	93,092	3,065	8,514	104,671
Allowance for loan losses	(6,696)	(2,047)	(6,759)	(15,502)
Loans receivable, net	86,396	1,018	1,755	89,169

	As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	88,035	-	99	88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91+ days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Three months ended March 31, 2019	Year ended December 31, 2018
Balance, beginning of period	15,409	7,434
January 1, 2018 IFRS 9 adjustment	-	5,135
Provision for loan losses	4,513	18,406
Charge offs	(4,420)	(15,566)
Balance, end of period	15,502	15,409

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three months ended March 31, 2019 of $450 (three months ended March 31, 2017 - $473).

10

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

5.	Related party transactions

The significant related-party transactions that occurred during the three months period ended March 31, 2019 were transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2019 totaled $3,363 (December 31, 2018 – $3,300) with principal amounts maturing at various periods through to August 1, 2021. The debentures bear annual interest rates from 12.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense of $139 for the three months ended March 31, 2019 (three months ended March 31, 2018 - $133). The related parties involved in such transactions include shareholders, officers, directors, and management, members of their families, or entities which are directly or indirectly controlled by members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo.

During April 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 14(d) for further information. In 2016, Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement, until December 31, 2020. The remaining balance as at March 31, 2019 is $239 (December 31, 2018 - $273).

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	48	1	-	49
Disposal	(719)	(325)	-	(1,044)
Balance at March 31, 2019	4,375	1,178	2,509	8,062
Accumulated depreciation
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041
Additions	450	30	116	596
Disposal	(660)	(282)	-	(942)
Balance at March 31, 2019	3,462	647	1,586	5,695
Net book value
At December 31, 2018	1,374	603	1,039	3,016
At March 31, 2019	914	531	923	2,367

11

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

7.	Property and equipment (Continued from previous page)

During the three months period ended March 31, 2019, the Company recognized a $102 loss on the disposal of computer equipment and furniture and fixtures, and recorded a non-cash expense within other one-time expenses in the interim condensed consolidated statement of comprehensive loss.

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs.

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	2,123	-	2,123
Transfers	2,123	(2,123)	-	-
Balance at March 31, 2019	29,024	898	3,356	33,278
Accumulated depreciation
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497
Additions	1,266	-	23	1,289
Balance at March 31, 2019	10,640	-	3,146	13,786
Net book value
At December 31, 2018	17,527	898	233	18,658
At March 31, 2019	18,384	898	210	19,492

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

9.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s term loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s line of credit loan products. The Credit Facility – Liquid matures on August 31, 2020, and the Credit Facility – Other matures on July 2, 2020.

The amount drawn on Credit Facility - Liquid as at March 31, 2019 was $32,557 (December 31, 2018 – $32,375) with unamortized deferred financing costs of $471 (December 31, 2018 – $554) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at March 31, 2019, LIBOR was 2.49% (December 31, 2018 – 2.50%).

The amount drawn on Credit Facility - Other as at March 31, 2019 was $46,125 (December 31, 2018 – $44,327) with unamortized deferred financing costs of $201 (December 31, 2018 – $214) netted against the amount owing. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%).

Both credit facilities are subject to certain covenants and events of default. As of March 31, 2019, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the interim condensed consolidated statement of comprehensive loss.

12

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

10.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2018 – 10.0% and 18.0%) with principal amounts due at various periods up to March 1, 2022. Interest expense on the debentures is included in debenture and other interest expense in the interim condensed consolidated statements of comprehensive loss. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	25,057
2021	9,766
2022	6,880
41,703

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of June 6, 2020. The interest is payable semi-annually on November 30 and May 31, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days prior to the payment date, or ii) in cash.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the fifth day prior to the maturity date, or ii) in cash.

The Company may at any time that the 20-day VWAP of the common shares exceeds $5.75 per share, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at $5.00 per common share (the “Conversion Price”). Further, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $5.00 per share.

The following table summarizes the carrying value of the convertible debentures as at March 31, 2019:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, March 31, 2019	Net book value, December 31, 2018
Convertible debentures	11,973	939	12,912	12,912
Transaction costs	(1,248)	(98)	(1,346)	(1,346)
Net proceeds	10,725	841	11,566	11,566
Accretion in carrying value of debenture liability	1,237	-	1,237	1,056
	11,962	841	12,803	12,622

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $503 for the three months ended March 31, 2019 (three months ended March 31, 2018 – $576) is included in debenture and other interest expense in the interim condensed consolidated statement of comprehensive loss.

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Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

12.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short‑term nature. The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	March 31, 2019		December 31, 2018
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	41,259	39,713	41,595	39,317

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return. The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2. Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

During the three months period ended March 31, 2019, there were no transfers of assets or liabilities within the fair value hierarchy levels.

13.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

14

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

13.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described in Notes 9, 10 and 11 respectively. Management will continue to refinance any outstanding amounts owing under the credit facilities and debentures as they become due and payable.

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $268.
	March 31, 2019	December 31, 2018
Cash	757	874
Debentures	4,770	4,770

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at March 31, 2019, LIBOR is 2.49% (December 31, 2018 – 2.50%). A 50 basis point increase in LIBOR would increase annual credit facility interest expense by $390.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

15

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

14.	Equity

	(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at March 31, 2019, there are 23,522,096 common shares and no preferred shares issued and outstanding.

	(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	-	-	-
Exercised	(267)		2.10
Forfeited	(95)		3.57
As at March 31, 2019	2,746		4.06	1,859	4.02

The above noted options have expiry dates ranging from November 2021 to November 2026.

There were no stock option grants in the three months ended March 31, 2019. In 2018, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

For the year ended December 31, 2018
Risk-free interest rate	2.07 – 2.47%
Expected life	5 years
Expected volatility in market price of shares	50%
Expected dividend yield	0%
Expected forfeiture rate	15%

16

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

14.	Equity (Continued from previous page)

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three months ended March 31, 2019 were $259 (three months ended March 31, 2018 - $292).

	(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan to 500,000.

Details of outstanding RSUs as at March 31, 2019 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246
Granted	-
Converted	(28)
Expired	-
Outstanding, March 31, 2019	218

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	1,779	2.66	982	2.42
As at March 31, 2019	1,779	2.66	1,181	2.51

The 1,779,453 warrants noted above have expiry dates ranging from January 2021 to September 2025.

There are 583,333 warrants outstanding to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, that contain a net equity settlement option based on share prices on the open market at the time of exercise, and the exercise price attached to the outstanding warrants. These warrants are treated as a derivative financial liability subject to re-measurement at each reporting period end, and the fair value movement during the period is recognized in the consolidated statement of comprehensive loss.

17

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2019 and 2018

14.	Equity (Continued from previous page)

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2019	For the year ended December 31, 2018
Risk-free interest rate	1.52 - 2.05%	1.88 - 2.49%
Expected life	2-8 years	2-8 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

On January 25, 2016, in connection with the original Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

During April 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 6. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

15.	Subsequent event

On April 15, 2019, the Company announced the signing of a definitive agreement (the “Arrangement Agreement”) to merge the Company (the “Transaction”) with Difference Capital Financial Inc. (“Difference”). The Transaction will be accounted for as a business combination under IFRS 3, Business Combinations, with Mogo as the acquirer.

Under the terms of the Arrangement Agreement, each Mogo common share, excluding those already owned by Difference, will be exchanged for one Difference common share. As a result of the exchange, former Mogo shareholders will hold approximately 80% of the common shares of the resulting company (the “Resulting Issuer”), and former Difference shareholders will hold approximately 20% of the common shares of the Resulting Issuer. Following the combination, the Resulting Issuer is expected to be named ‘Mogo Inc.’.

As at December 31, 2018, Difference held 2,449,163 Mogo common shares. Difference’s Executive Chair and largest minority shareholder, also directly held 2,550,972 Mogo common shares. Difference is an investment company with cash resources and a portfolio of investments in some of the premier private technology companies in Canada.

The Transaction has been unanimously approved by the Special Committees and Board of Directors of both Mogo and Difference and is expected to close in the second quarter of 2019. The Transaction is subject to customary closing conditions, including required regulatory approvals, as well as approval by the Company’s shareholders.

18